UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2 billion barrels produced in the Tupi field

PRODUCTION & SALES REPORT

3Q20

PETROBRAS

Highlights on production and sales in 3Q20

Rio de Janeiro, October 20th, 2020 – Petrobras' operational performance in 3Q20 was very good, considering the challenging scenario imposed by the COVID-19 pandemic. Our oil and gas production in Brazil grew by 9.0% in the first nine months of this year compared to last year. The production of the pre-salt fields increased by 32%, while in the other areas, post-salt, shallow waters and onshore, there was a contraction.

We estimate that the average production in 2020 will reach 2.84 MMboed, of which 2.28 MMbpd of oil, with a variation of 1.5% upwards or downwards, exceeding the upper limit (2.5%) of the targets originally announced for the year (2.7 MMboed and 2.2 MMboed).

Higher than expected production growth did not result in excessive inventories, which would be possible given the significant reduction in global oil demand. On the contrary, we have been working with lower inventories than in the pre-COVID period thanks to the greater integration between production, refining, logistics and marketing.

Protecting the health of our employees has been the company's number one priority. Home office, reduction of personnel on board and in industrial plants, continuous cleaning, medical assistance with access to telemedicine and adoption of a massive testing strategy with selection, testing, tracking and quarantining have been our main actions. To date, we have applied more than 270,000 tests, and companies providing services to Petrobras around 110,000, which has allowed us to reduce COVID's transmission rate by identifying many cases of asymptomatic patients.

The contingency scenario for COVID-19 continues to limit the number of personnel aboard our offshore production facilities, leading us to postpone part of the scheduled shutdowns in 4Q20 to the beginning of 2021. However, we were able to carry out maintenance activities, which contributed to increase operational efficiency, operate safely and maintain optimum performance. Another highlight was the success achieved in the inspection campaign for pipelines susceptible to corrosion under tension by CO2 carried out with new technologies and tools, the results of which enabled the operational continuity of gas injection pipelines, reducing production expenses and losses.

The average production of oil, NGL and natural gas in 3Q20 reached 2.95 MMboed, 5.4% above 2Q20. Contributed to this result the growth in production in the Atapu field, with the start-up of the FPSO P-70 and first oil at the end of June, alongside the greater operational efficiency of P-74, P-75, P-76 and P-77, in the Buzios field. The performance of these platforms was supported by the temporary expansion of the oil and gas processing capacity of the units, using spare capacity in power generation and gas compression available until the beginning of gas exports, and by the high production potential of the wells and the reservoir. This enabled the achievement of monthly production records in Búzios, of 615 kbpd of oil and 765 kboed in July and the highest monthly production achieved by a well in Brazil, with the mark of 69.6 kboed from the BUZ-10 well registered in September. In that month, we also had 2 Búzios wells that exceeded the 65 thousand boed mark (BUZ-12 and BUZ-24, respectively with 67.4 and 65.8 kboed). In August, we started the gas flow from P-74.

The Tupi field reached the historic milestone of accumulated production of 2 billion barrels of oil equivalent, 20 years after the signing of the concession contract and 10 years after installing the first definitive production system. It is currently the deep waters field with the highest production worldwide and accounted for 28% of our production in 3Q20. In July, we reached the 150 kbpd production capacity on the P-67 platform, operating in this field. Tupi

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was also a pioneer in the development of the pre-salt layer and revealed the existence of a new exploratory model, previously unknown in the world.

We also progressed in the ramp-up of the P-68 platform, in Berbigão and Sururu fields, and P-70, in Atapu field, and we highlight the beginning of gas flow from P-70, on October 15, 2020.

Continuing with active portfolio management, concentrating resources on world-class assets in deep and ultra-deep waters, in 3Q20 we signed a contract to sell all of our stake in 3 shallow water fields and 37 onshore fields. Additionally, we completed the sale of our entire stake in the Pampo and Enchova clusters (Campos Basin), Lagoa Parda cluster (Espírito Santo Basin) and in the Ponta do Mel and Redonda fields (Potiguar Basin), for US$ 437 million in cash* and US$ 650 million in earn-outs that are expected to have a positive impact on the company's cash generation in the coming years. These fields produced 21.9 kbpd in the first six months of 2020, equivalent to 0.9% of our production.

In this quarter we carried out the additional mothballing of the Merluza platform, located in the Santos Basin, totaling 63 platforms in shallow water mothballed since March 2020. It should be noted that the Merluza cluster, composed of the Merluza and Lagosta fields, continues in the process of divestment, as disclosed on March 31, 2020.

In refining, the resumption of demand in the domestic market resulted in a recovery in sales and production of oil by-products. Consequently, the utilization factor (FUT) of the refineries started to fluctuate around 80% in 3Q20, after reaching 55% in April. Thus, fuel production was 17.8% higher than in 2Q20 and in 9M20 it was 1.7% higher than in the same period last year.

Since July, the production of S-10 diesel, with low sulfur content, has broken records, reflecting commercial actions implemented by the company to expand the offer of S-10 diesel to replace the S-500, consistent with the strategy of producing more environment-friendly fuels. In September, we reached the mark of 396 kbpd. The growth in the production of S-10 diesel reflects the greater demand for the product in Brazil, following the evolution of engines for heavy-duty and utility vehicles powered by diesel, responsible for most of the circulation of goods in Brazil. In relation to total sales, there was a recovery in demand and market share for diesel and gasoline compared to 2Q20, a period in which the demand was highly impacted by social distancing measures.

In September 2020, we launched the Biorefino 2030 program, targeting projects for the production of a new generation of fuels, more modern and sustainable than the current ones, such as renewable diesel and aviation biokerosene (BioQAv). Renewable diesel is an advanced biofuel, produced from vegetable oils and with the same structure as conventional diesel oil, capable of reducing greenhouse gas emissions by 70% when compared to regular diesel and by 15% when compared to biodiesel. We have successfully completed industrial scale tests and await authorization from the National Energy Policy Council for marketing renewable diesel in Brazil. BioQAv, on the other hand, will become mandatory in Brazil from 2027 and its hydrogenation process uses the same raw materials necessary for the production of renewable diesel. The industrial units that produce BioQAv have renewable diesel as a co-product.

* Includes US$ 7 million referring to Ponta do Mel sale, to be received in 18 months.

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Asphalt sales also hit a record in July, reaching 227 thousand tons, the highest monthly volume since September 2016.

In August 2020, bunker deliveries at the Port of Santos were 190 thousand tons, 46% of the Brazilian market, the largest quantity delivered since April 2009, driven by grain exports in the period and the resumption of container handling.

In 3Q20, exports of oil and oil by-products totaled 983 Kbpd. In September, we reached a new oil export record of 1,066 kbpd. Exports of fuel oil streams increased 5% compared to 2Q20.

In the Gas and Power segment, the recovery in demand was observed mainly in sales to the non-thermoelectric market and intensified in 3Q20, and the highlight was the volume of 36 MM m³/day sold in September, approaching pre-crisis levels, as a result of the gradual resumption of the industry and loosening of the social distancing measures, with higher consumption of compressed natural gas and recovery of commercial consumption.

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1 - Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Crude oil, NGL and natural gas - Brazil	2.904	2.757	2.794	2.839	2.604	5,3	3,9	9,0
Crude oil and NGLs (Kbpd)	2.364	2.245	2.264	2.310	2.097	5,3	4,4	10,2
Onshore	101	108	123	108	125	(6,5)	(17,9)	(13,6)
Shallow water	30	37	69	37	69	(18,9)	(56,5)	(46,4)
Post-salt - deep and ultra deep	581	573	706	591	712	1,4	(17,7)	(17,0)
Pre-salt	1.651	1.527	1.367	1.574	1.191	8,1	20,8	32,2
Natural gas (Kboed)	540	512	530	529	507	5,5	1,9	4,3
Crude oil, NGL and natural gas -Abroad	48	45	84	49	81	6,7	(42,9)	(39,5)
Total (Kboed)	2.952	2.802	2.878	2.888	2.685	5,4	2,6	7,6
Total - comercial (Kboed)	2.632	2.474	2.598	2.571	2.426	6,4	1,3	6,0

The average production of oil, NGL and natural gas in 3Q20 was 2,952 Kboed, which corresponds to a commercial production of 2,632 Kboed. Thus, in comparison with 2Q20, we had an increase of 5.4%, mainly due to: (a) higher operational efficiency of the platforms installed in the Búzios Field; (b) growth in production of the P-70, located in the Atapu field, which started production at the end of June; (c) reduction of losses due to the unavailability of subsea lines related to the SCC-CO2 effect, as a result of the development of new technologies and tools for inspection and optimization of spare lines; and (d) normalization of the production of platforms that had been stopped due to COVID-19 in 2Q20.

In 3Q20, oil production in the pre-salt fields was 8.1% higher than the previous quarter, mainly due to the growth in operational efficiency of the platforms in Búzios field, the full ramp-up of production of P-67, in the Tupi field, and the ramp-up of P-70, located in Atapu field.

The production of post-salt oil in deep and ultra-deep waters in 3Q20 was 1.4% higher than the previous quarter, mainly due to the completion of scheduled interventions on P-25, in Albacora field, and on P-43 in the Barracuda field, located in the Campos Basin. It is worth mentioning that the actions related to the Term of Commitment with IBAMA, relative to the Campos Basin platforms, are in progress to meet the agreed deadlines with the agency, with efforts to ensure that the activities end safely in the pandemic scenario.

Oil production in onshore fields totaled 101 kbpd in 3Q20, a reduction of 7 kbpd in relation to the previous quarter. This reduction is mainly due to the sale of assets, the reduction of workovers due to the COVID-19 pandemic, and the natural decline in production.

Oil production in shallow water was 30 kbpd in 3Q20, a reduction of 7kbpd when compared to 2Q20, mainly due to the divestments of fields in the Pampo and Enchova clusters.

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2 - Refining

						Variation (%)
Operational (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Total production volume	1.935	1.642	1.816	1.805	1.774	17,8	6,6	1,7
Total sales volume	1.761	1.497	1.805	1.630	1.763	17,6	(2,4)	(7,5)
Reference feedstock	2.176	2.176	2.176	2.176	2.176	−	−	−
Refining plants utilization factor (%)	83%	70%	80%	77%	77%	13,0	3,0	−
Processed feedstock (excluding LNG)	1.807	1.529	1.740	1.684	1.681	18,2	3,9	0,2
Processed feedstock	1.851	1.575	1.791	1.730	1.724	17,5	3,4	0,3
Domestic crude oil as % of total processed feedstock	96%	94%	90%	94%	90%	2,0	6,0	4,0

In 3Q20, sales increased by 17.6% compared to 2Q20, causing an increase in the production of oil by-products by 17.8% and raising the level of the utilization factor of the refining park to 83%. We highlight the increases in gasoline production, + 33.1%, and diesel, + 22.3%. Jet Fuel production increased 95% compared to 2Q20, but remains below pre-COVID levels.

2.1- Diesel

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	795	650	710	704	703	22,3	12,0	0,1
Sales volume for the Brazilian market	749	633	770	664	734	18,4	(2,7)	(9,5)

Diesel sales were 18.4% higher than the previous quarter. We highlight the record in S-10 diesel sales in September, with the sale of 400 kbpd, 7.3% higher than the previous record of 361 kbpd registered in July.

Diesel production in 3Q20 was 22.3% higher than 2Q20, due to the gradual return to activities after the impact of measures to combat COVID-19 in 2Q20 and seasonal factors.

In the past few months, we have achieved successive records for S-10 diesel production. In July, production was 367 kbpd, in August 373 kbpd and in September we broke a new record of 396 kbpd.

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2.2 - Gasoline

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	386	290	416	346	398	33,1	(7,2)	(13,1)
Sales volume for the Brazilian market	374	282	377	329	376	32,7	(0,8)	(12,6)

The volume of sales and production of gasoline rose 32.7% and 33.1%, respectively, in 3Q20 compared to 2Q20, due to the easing of the mobility restrictions imposed by COVID-19.

2.3 – Fuel Oil

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	292	286	197	291	190	2,1	48,2	53,2
Sales volume for the Brazilian market	33	36	38	36	40	(8,7)	(13,5)	(9,0)

Fuel oil production increased 2.1% in 3Q20 when compared to 2Q20. Bunker production has shown successive growth due to the capture of opportunities in the foreign market, arising from the new specifications of bunker quality by IMO 2020.

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2.4- Naphta

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	100	120	73	112	75	(16,7)	37,0	49,3
Sales volume for the Brazilian market	117	129	72	127	83	(9,2)	62,7	53,3

Although sales in 3Q20 were lower than in 2Q20, year-to-date sales continue to be higher than last year due to increased demand by Braskem in 2020. In 3Q20, naphtha production decreased by 16.7% % compared to 2Q20, mainly due to the use of naphtha streams for gasoline production and the drop in demand in the quarter.

2.5- Liquefied Petroleum Gas (LPG)

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	132	124	137	127	126	6,5	(3,6)	0,8
Sales volume for the Brazilian market	246	242	240	236	229	1,8	2,7	3,2

In 3Q20, LPG sales increased due to the greater economic activity in this quarter, after a sharp drop in industrial production in the second quarter, as a result of the containment measures against COVID-19, in addition to seasonal factors. As a highlight, we had REVAP's LPG sales record of 920 thousand barrels in August.

LPG production increased by 6.5% when compared to 2Q20.

2.6- Jet Fuel

						Variation (%)
thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Production volume	39	20	101	56	106	95,0	(61,4)	(47,2)
Sales volume for the Brazilian market	38	21	116	57	119	82,9	(66,9)	(52,1)

In 3Q20 there was an 82.9% increase in jet fuel sales compared to 2Q20 due to the beginning of the resumption of the aviation sector, which was one of the most impacted by the effects of COVID-19, mainly in 2Q20.

The production of aviation kerosene also showed a significant recovery, with a 95% growth compared to 2Q20, but remains at levels well below those of last year.

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3 - Gas & Power

						Variation (%)
Operational	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Thermal availability - Average MW	2.404	2.404	2.788	2.404	2.788	−	(13,8)	(13,8)
Contract sales - Average MW	861	678	1.154	766	1.167	27,0	(25,4)	(34,3)
Generation of electricity - average MW	788	1.074	2.190	1.179	1.856	(26,6)	(64,0)	(36,5)
Settlement price of the differences SE / CO - R$/MWh	92	75	214	118	210	22,7	(57,0)	(43,6)
National gas delivery (MM m³/day)	45	44	52	45	50	2,3	(13,5)	(10,0)
Regasification of liquefied natural gas (MM m³/day)	1	−	13	3	9	614,3	(92,3)	(66,7)
Import of natural gas (MM m³/day)	18	12	14	16	15	50,0	28,6	6,7
Sales volume of natural gas - MM m³/day	62	56	78	64	75	10,7	(20,5)	(14,7)

Contract sales increased between 3Q20 and 2Q20 due to new contracts and higher internal consumption.

In 3Q20, electricity generation was 788 average MW, a 26.6% reduction compared to 2Q20. The reduction compared to the previous quarter can be explained, mainly, by the additional generation in the month of April.

The volume of sales of natural gas was 62 MM m³/day in 3Q20, representing an increase of 10.7% over 2Q20, as a result of the recovery of the non-thermoelectric segment after the decline that occurred from March with the beginning of the COVID-19 pandemic. The increase in the volume of natural gas supplied to the non-thermoelectric segment in 3Q20, compared to 2Q20, was 25.0%, growing from 28 MM m³/day to 35 MM m³/day.

The increase in demand for natural gas registered in 3Q20 resulted, mainly, in higher imports of Bolivian gas. It is worth mentioning the closing of the Force Majeure declaration at the end of August 2020.

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Exhibit I: Consolidated Sales Volume

						Variation %
Sales volume (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Diesel	749	633	770	664	734	18,3	(2,7)	(9,5)
Gasoline	374	282	377	329	376	32,6	(0,8)	(12,5)
Fuel oil	33	36	38	36	40	(8,3)	(13,2)	(10,0)
Naphtha	117	129	72	127	83	(9,3)	62,5	53,0
LPG	246	240	240	236	229	2,5	2,5	3,1
Jet Fuel	38	21	116	57	119	81,0	(67,2)	(52,1)
Others	201	154	172	179	161	30,5	16,9	11,2
Total oil products	1.758	1.495	1.785	1.628	1.742	17,6	(1,5)	(6,5)
Alcohols, nitrogenous, renewable and others	8	7	4	8	8	14,3	100,0	−
Natural gas	281	236	356	277	339	19,1	(21,1)	(18,3)
Total domestic market	2.047	1.738	2.145	1.913	2.089	17,8	(4,6)	(8,4)
Exports of petroleum, oil products and other	983	962	802	991	691	2,2	22,6	43,4
Sales of international units	75	127	78	97	104	(40,9)	(3,8)	(6,7)
Total external market	1.058	1.089	880	1.088	795	(2,8)	20,2	36,9
Grand total	3.105	2.827	3.025	3.001	2.884	9,8	2,6	4,1

Exhibit II: Net imports and exports

						Variation (%)
Thousand barrels per day (kbpd)	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Net export (import)	791	823	469	786	336	(3,9)	68,7	133,9
Import	192	139	332	205	354	38,1	(42,2)	(42,1)
Petroleum	87	22	153	92	173	295,5	(43,1)	(46,8)
Diesel	27	−	87	12	69	−	(69,0)	(82,6)
Gasoline	4	3	14	11	25	33,3	(71,4)	(56,0)
Naphtha	16	14	−	18	9	14,3	−	100,0
GLP	55	99	55	68	62	(44,4)	−	9,7
Other oil products	3	1	23	4	16	200,0	(87,0)	(75,0)
Export	983	962	801	991	690	2,2	22,7	43,6
Petroleum	741	688	583	745	498	7,7	27,1	49,6
Fuel oil	204	195	131	191	125	4,6	55,7	52,8
Other oil products	38	79	87	55	67	(51,9)	(56,3)	(17,9)

In 3Q20, net exports fell 32 kbpd compared to 2Q20 due to the increase in imports, due to the higher processing in refineries. Even so, we maintained a high level of exports, with a new record in September, of 1,066 kbpd of oil exports. This volume is the result of a strong focus on our efforts to export oil and oil products.

Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 3Q20 on are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer